United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-14680

GENZYME CORPORATION
(Exact name of registrant as specified in its charter)

ONE KENDALL SQUARE
CAMBRIDGE, MASSACHUSETTS 02139
(617) 252-7500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

GENZYME BIOSURGERY DIVISION COMMON STOCK, $0.01 PAR VALUE
GENZYME MOLECULAR ONCOLOGY DIVISION COMMON STOCK, $0.01 PAR VALUE
GZMO PURCHASE RIGHTRS
GZBX PURCHASE RIGHTS
(Title of each class of securities covered by this Form)

GENZYME GENERAL DIVISION COMMON STOCK, $0.01 PAR VALUE
GGD STOCK PURCHASE RIGHTS
(Title of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: NONE.

        Pursuant to the requirements of the Securities Exchange Act of 1934, Genzyme corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GENZYME CORPORATION
Date: July 1, 2003	By:	/s/ MICHAEL S. WYZGA Michael S. Wyzga Executive Vice President, Finance; Chief Financial Officer; and Chief Accounting Officer